Lixte Biotechnology Holdings, Inc.

248 Route 25A, No. 2

East Setauket, New York 11733

VIA EDGAR AND FAX

Scot J. Foley

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street NE

Washington, DC 20549

Re:	Lixte Biotechnology Holdings, Inc.
Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2012
Filed March 15, 2013
File No. 000-51476

Dear Mr. Foley:

Confirming your conversation with our counsel, Lixte Biotechnology Holdings, Inc. (the “Company”) acknowledges receipt of your letter to the Company of September 13, 2013 and intends to file by October 11, 2013 a response containing the disclosure we plan to insert in our next periodic filing.

This will acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Lixte Biotechnology Holdings, Inc.

Date: September 30, 2013	By:	/s/ John Kovach
		Name:	John Kovach
		Title:	President